AMENDMENT TO AGREEMENT
                                       AND
                             PLAN OF REORGANIZATION


         THIS AMENDMENT, dated September 30, 2004, is intended to amend certain terms included in that certain AGREEMENT AND PLAN OF REORGANIZATION (the "Agreement), made and entered into on the 19th day of August 2004, by and between RETAIL HIGHWAY.COM, INC., a Nevada corporation ("Retail") with its principal place of business located at 225 Macpherson Ave., Unit B, Toronto, Ontario, Canada M4V 1A1 and DRAGON INTERNATIONAL GROUP CORP., a Florida corporation ("Dragon"), with its principal place of business located at Bldg 14, Suite A09, International Trading Center, 29 Dongdu Road Ningbo, China 315000 ("Dragon").

                                    Premises

         WHEREAS, the Agreement provides for the merger of Dragon into Retail, and in connection therewith, the conversion of the outstanding common stock of Dragon into shares of common voting stock of Retail, all for the purpose of effecting a tax-free reorganization pursuant to sections 354 and368(a) of the Internal Revenue Code of 1986, as amended; and

         WHEREAS, the parties to the Agreement have determined that the contractual obligations of Dragon included in Section 3.02 of the Agreement are inaccurrate and as such, the parties hereto wish to amend Section 3.2 of the Agreement to reflect the true contractual obligationsof Dragon.

         NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in the Agreement and the mutual benefits to the parties to be derived therefrom and herefrom, Section 3.2 of the Agreement is hereby amended, as follows:

         "Section 3.2 Issuance of Retail Common Shares. (a) In exchange for all of the Dragon Common Shares tendered pursuant to Section 3.1, Retail shall issue an aggregate of 24,625,000 "restricted" Retail Common Shares, including (i) 22,750,000 "restricted" Retail Common Shares to the Dragon shareholders on a pro rata basis, and (ii) 1,875,000 "restricted" Retail Common Shares to those two entities designated by Dragon pursuant to contractual obligations of Dragon, so that the Dragon shareholders and assigns will own approximately 95% of the surviving company's issued and outstanding common stock."

The balance of the Agreement shall remain as stated.

        IN WITNESS WHEREOF, the parties hereto have caused this Amendment to the Agreement to be executed by their respective officers, hereunto duly authorized, and entered into as of the date first above written.


                                  RETAIL HIGHWAY.COM, INC.



                                   By: /s/ Michael Levine
                                       -------------------
                                           Michael Levine, President


                                    DRAGON INTERNATIONAL GROUP CORP.

                                   By: /s/ David Wu
                                       -------------------
                                           David Wu, Chief Executive Officer